

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 7, 2010

VIA U.S. Mail and Facsimile

Robert M. Davis
Chief Financial Officer
Baxter International, Inc.
One Baxter Parkway
Deerfield, Illinois   60015

> **Re: Baxter International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 001-04448**

Dear Mr. Davis:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Item 6. Selected Financial Data, page 15

1.   Please tell us why you have not included "net income" within selected financial
        data. We reference Item 301 of Regulation S-K which requires presentation of
        "net income from continuing operations."

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of
Operations

Gross Margin ad Expense Ratios, page 20

Pension Plan Costs, page 21

2.   We note from page 21 that the pension plan costs decreased during 2008 and 2009
        due to an increase in the interest rate used to discount the plans' projected benefit
        obligations during each period. We also note that pension plan costs are expected
        to increase in 2010 due to lower interest rates to discount the projected benefit
        obligations. Please tell us and revise future filings to discuss the reasons for any
        changes in discount rates that will impact pension plan costs.

Consolidated Financial Statements

Note 7. Financial Instruments and Related Fair Value Measurements, page 64

Fair Value Measurements, page 68

3.   We note the statement that you value derivatives using discounted cash flow and
        Black-Scholes models. We also note that a key input to the Black-Scholes model
        is volatility. Please tell us how you determined that the derivative valuation using
        the Black-Scholes model is Level 2 as opposed to Level 3 in the fair value
        hierarchy. Please note that under FASB ASC 820-10-35-37 the level in the fair
        value hierarchy should be determined based upon the lowest level input that is
        significant to the fair value measurement in its entirety. We also refer you to
        FASB ASC 820-10-55-22 which states that a Level 3 input would include
        historical volatility.

4.   Please tell us where you have provided a reconciliation of the beginning and
        ending balances of your level 3 investments, as required by FASB ASC 820-10-
        50-2(c).

Item 9A. Controls and Procedures, page 94

Evaluation of Disclosure Controls and Procedures, page 94

5.   We note your disclosure regarding your officers' conclusions about the
        effectiveness of the Company's disclosure controls and procedures. While you
        are not required to include the definition of disclosure controls and procedures in
        your conclusion, when you do, all of the language that appears following the word
        "effective" in your conclusion must be consistent with and not modify the
        language that appears in the definition of "disclosure controls and procedures" set
        forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that
        definition.

Item 11. Executive Compensation, page 94

6.   We note your disclosure contained in the first full paragraph on page 22 of the
        Definitive Proxy Statement that you have incorporated by reference into your
        Form 10-K. Your disclosure identifies the "key features" that you believe support
        the conclusion that the policies and procedures do not create risks that are
        reasonably likely to have a material adverse effect on the company. Please
        describe for us the process you undertook to reach the conclusion that disclosure
        in response to Item 402(s) of Regulation S-K is not necessary.

Definitive Proxy Statement on Schedule 14A filed March 19, 2010

Compensation Committee, page 8

7.   In future filings please disclose whether Hewitt Associates was engaged directly
        by the compensation committee or any other person. Alternatively tell us why
        you have not included this information pursuant to the requirements of Item
        407(e)(3)(iii) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed March 19, 2010

Nomination of Directors, page 12

8.   We note your disclosure in the first full paragraph on page 13 that "[d]iversity of
        background" is a relevant factor in the selection of directors process. In future
        filings please describe how this policy is implemented, as well as how the
        corporate governance committee assesses the effectiveness of its policy as
        requested by Item 407(c)(2)(vi) of Regulation S-K.

                                    ******

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Allicia Lam at (202) 551-3316 or Jay Mumford at (202) 551-3637.

Sincerely,

Kate Tillan
Assistant Chief Accountant